April 15, 2024

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	RF Acquisition Corp II
Registration Statement on Form S-1
Filed March 11, 2024
File No. 333-277810

Ladies and Gentlemen:

On behalf of our client, RF Acquisition Corp II (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 7, 2024, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on March 11, 2024 and referenced by File No. 333-277810 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-1 filed March 11, 2024

General

1.	Please revise to disclose where your sponsor is incorporated. Please also expand your disclosure to clarify whether your sponsor, officers and/or directors are located in, based in, or have significant ties to China, Hong Kong or Macau.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages i, iv, 2, 13 and 77 of Amendment No. 1.

Risks Related to Our Possible Business Combination in China, page 9

2.	We note your statement that “the securities of a public company may be prohibited from trading … if the United States Public Company Accounting Oversight Board … is unable to inspect its auditor for three consecutive years….” Please revise to clarify that the timeframe that issuers could face a trading prohibition is two consecutive years.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 9 and 75 of Amendment No. 1.

AmericasActive: 19744755.1

Principal Shareholders, page 125

3.	We note that Mr. Wen holds 20% of the sponsor, which holds 93.5% of your shares before the offering. Please include Mr. Wen’s ownership interest in the table or advise us as applicable.

Response: The Company acknowledges the Staff’s comment and advises that Tse Meng Ng, as the managing member of the sponsor, has sole voting and investment discretion with respect to any shares held by the sponsor. Ryan Lee Wen does not have voting or investment discretion with respect to any such shares. Accordingly, the Company has revised the Registration Statement to more accurately reflect the foregoing. Please see page 126 of Amendment No. 1.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp II